# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LB Pharmaceuticals Inc, CIK 0001691082
CUSIP: 50180M108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: One Pennsylvania Plaza, Suite 1025, New York, New York (NY), 10119
Date of event which requires filing of this statement: 02/06/2025
Filed by CIK 0001856083
Persons authorized to receive notices and communications: Nir Messafi, CPA, Deep Track Capital, LP, 200 Greenwich, Avenue, 3rd Floor, Greenwich, Connecticut (CT), 06830, (203) 409 0810

## Reporting persons
- Deep Track Biotechnology Master Fund, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,686,138; sole dispositive power 0; shared dispositive power 2,686,138; aggregate amount beneficially owned 2,686,138 (9.4% of the class); the aggregate amount excludes certain shares
- Deep Track Special Opportunities Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 666,666; sole dispositive power 0; shared dispositive power 666,666; aggregate amount beneficially owned 666,666 (2.3% of the class); the aggregate amount excludes certain shares
- Deep Track Capital, LP (CIK 0001856083): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,352,804; sole dispositive power 0; shared dispositive power 3,352,804; aggregate amount beneficially owned 3,352,804 (11.7% of the class); the aggregate amount excludes certain shares
- David Kroin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,352,804; sole dispositive power 0; shared dispositive power 3,352,804; aggregate amount beneficially owned 3,352,804 (11.7% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: LB Pharmaceuticals Inc
Address of issuer's principal executive offices: One Pennsylvania Plaza, Suite 1025, New York, New York (NY), 10119
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D filed by the Reporting Persons on September 19, 2025 (as so amended, the "Schedule 13D") relating to the common stock, par value $0.0001 per share (the "Common Stock"), of LB Pharmaceuticals Inc, a Delaware corporation (the "Issuer"). Capitalized terms used in this Amendment No. 1 but not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 4, 2026, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with certain investors (the "Investors") pursuant to which the Issuer, in a private placement (the "Private Placement"), agreed to issue and sell to the Investors an aggregate of (i) 3,306,571 shares (the "Shares") of the Issuer's Common Stock and (ii) pre-funded warrants (the "Pre-Funded Warrants") to purchase up to 1,417,107 shares of Common Stock (such shares issuable upon exercise of the Pre-Funded Warrants, the "Warrant Shares", and together with the Shares and the Pre-Funded Warrants, the "Securities"). Each Share was offered and sold at a purchase price of $21.17 before deducting underwriting discounts and commissions and each Pre-Funded Warrant was offered and sold at a purchase price of $21.1699, which is equal to the purchase price per Share less the $0.0001 exercise price of each Pre-Funded Warrant, before deducting underwriting discounts and commissions. Each of Deep Track Biotechnology Master Fund, Ltd ("DTBMF") and Deep Track Special Opportunities Fund, LP ("DTSOF") purchased 378,444 and 93,925 Pre-Funded Warrants, respectively, in the Private Placement. The Private Placement closed on February 6, 2026.

Each Pre-Funded Warrant has an initial exercise price per share of $0.0001, subject to certain adjustments. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The Pre-Funded Warrants do not expire.

Under the terms of the Pre-Funded Warrants held by the Reporting Persons, the Issuer may not effect the exercise of any such Pre-Funded Warrant, and a holder will not be entitled to exercise any portion of any such Pre-Funded Warrant (i) if immediately prior to the exercise, the Reporting Persons (together with its affiliates), beneficially owns an aggregate number of shares of Common Stock greater than 9.99%, as applicable (the "Maximum Percentage"), of the total number of issued and outstanding shares of Common Stock of the Issuer without taking into account any Warrant Shares, or (ii) to the extent that immediately following the exercise, the holder (together with its affiliates) would beneficially own in excess of the Maximum Percentage of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of such shares of Common Stock.

In connection with the Private Placement, the Issuer also entered into a Registration Rights Agreement, dated February 4, 2026 (the "Registration Rights Agreement"), with the Investors. Pursuant to the terms of the Registration Rights Agreement, the Issuer is obligated to prepare and file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-1 (the "Registration Statement") to register for resale of the Shares and the Warrant Shares within 60 days of the closing date of the Private Placement and to use its reasonable best efforts to have the Registration Statement declared effective as soon as possible, but no later than 90 days after the initial filing date of the Registration Statement, subject to extension under the terms of the Registration Rights Agreement. The Issuer also agreed to use reasonable best efforts to keep such registration statement effective until the earlier of the date the Shares and the Warrant Shares covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction. The Registration Rights Agreement includes customary provisions regarding payment of fees and expenses and indemnification.

The foregoing description of the Pre-Funded Warrants and Registration Rights Agreement are qualified in their entirety by reference to such documents, which are attached hereto as Exhibits 99.3 and 99.4, respectively, and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Calculation of the percentage of shares of Common Stock beneficially owned following the closing of the Private Placement assumes there are 28,605,673 shares of Common Stock outstanding, based on (i) 25,299,102 shares of Common Stock outstanding as of November 6, 2025, as reflected in the Quarterly Report on Form 10-Q filed by the Issuer on November 6, 2025, plus (ii) the 3,306,571 shares of Common Stock issued in the Private Placement.

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

DTBMF and DTSOF directly hold 2,686,138 and 666,666 shares of Common Stock, respectively. Additionally, DTBMF and DTSOF directly hold 378,444 and 93,925 Pre-Funded Warrants, respectively. However, due to the Maximum Percentage ownership limitation described above, none of the Pre-Funded Warrants held by the Reporting Persons are currently exercisable, and therefore, each disclaims beneficial ownership over any Warrant Shares underlying such warrants. The investment manager of DTBMF and DTSOF is Deep Track Capital, LP. Mr. Kroin is the managing member of Deep Track Capital GP, LLC, the general partner of Deep Track Capital, LP.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Stock in the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D is hereby amended and supplemented as follows:

Exhibit No. Description

99.3 Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on February 5, 2026)

99.4 Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on February 5, 2026)

## Signatures
- Deep Track Biotechnology Master Fund, Ltd.: /s/ David Kroin, David Kroin, Director (02/10/2026)
- Deep Track Special Opportunities Fund, LP: /s/ David Kroin, David Kroin, Managing Member of the General Partner of the Investment Manager (02/10/2026)
- Deep Track Capital, LP: /s/ David Kroin, David Kroin, Managing Member of the General Partner (02/10/2026)
- David Kroin: /s/ David Kroin, David Kroin (02/10/2026)